1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

April 17, 2012	W. Randy Eaddy direct dial 336 607 7444 direct fax 336 734 2665 readdy@kilpatricktownsend.com

VIA EDGAR and Federal Express

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Attention:	Christina Chalk, Senior Special Counsel

Re:	Cardinal Bankshares Corporation (the “Company”)
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed April 16, 2012 by Schaller Equity Partners, et al.
File No. 0-28780

Ladies and Gentlemen:

At the request and on behalf of our clients, Schaller Equity Partners (the “Partnership”) and the other participants identified in the above-referenced Preliminary Proxy Statement (collectively, the “Participants”), we provide below responses to the Staff’s comment letter dated April 17, 2012.  These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out, seriatum, each of the Staff’s comments (in bold face type) followed by the response.

We are concurrently filing via EDGAR this letter (under the label “CORRESP”) and our revised Preliminary Proxy Statement (“Amendment No. 3”).  Amendment No. 3 includes revisions made in response to the Staff’s comments.  Two copies of this letter and a marked-to-show-changes version of Amendment No. 3 with respect to Amendment No. 2 to the Preliminary Proxy Statement are being sent to the Staff by overnight delivery.

Unless the context requires otherwise, references to “we”, “our” or “us” in the responses below refer to the Participants.  In the case of all responses to comments, however, the use of such first-person pronouns reflects statements of the Participants as if they were the signatories of this letter (rather than this firm on their behalf).

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  DUBAI  NEW YORK  OAKLAND  RALEIGH  SAN DIEGO  SAN FRANCISCO  SEATTLE  SILICON VALLEY  STOCKHOLM  TAIPEI  TOKYO  WALNUT CREEK  WASHINGTON, DC  WINSTON-SALEM

Securities and Exchange Commission
April 17, 2012

1.
Because the filing is a preliminary proxy statement filed by a non-management group, the correct EDGAR “tag” is PRRN14A. See the index of EDGAR forms available on our Web site at www.sec.gov under the link “Description of EDGAR Forms” for guidance.

Response:

Amendment No. 3 is being filed concurrently with this letter with the PRRN14A “tag”.

2.
Refer to the new disclosure on page 7 of the revised proxy materials. We note your explanation of why you reduced the number of your candidates for board seats from five to three. Explain in your response letter, with a view to additional disclosure if necessary, how the Federal Reserve determines whether a group is a bank holding company. Your response letter implies that the number of nominees as compared to board seats is the only consideration. Are there other factors that the Federal Reserve uses, such as shareholder activism, etc? If so, please discuss.

Response:

The staff of the Board of Governors (the “FRB Staff”) of the Federal Reserve System (the “Federal Reserve”) considers whether a company is a bank holding company pursuant to Section 2(a)(2) of the Bank Holding Company Act of 1956 (the “Act”).  Section 2(a)(2) provides that a company is a bank holding company if:

“(A)         the company directly or indirectly or acting through one or more other persons owns, controls, or has power to vote 25 per centum or more of any class of voting securities of the bank or company;

(B)           the company controls in any manner the election of a majority of the directors or trustees of the bank or company; or

(C)           the Board determines, after notice and opportunity for hearing, that the company directly or indirectly exercises a controlling influence over the management or policies of the bank or company.”

Notwithstanding the express exception to Section 2(a)(2)(B) of the Act for a company formed for the sole purpose of participating in a proxy solicitation, the FRB Staff expressed concern that the Partnership might be a bank holding company under Section 2(a)(2)(B) of the Act if it were to wage a proxy solicitation to elect a majority of the Board.  As described in Amendment No. 3, the Partnership disagrees strongly with that position of the FRB Staff, and believes it could successfully challenge a possible determination by the FRB Staff that the Partnership became a bank holding company as a result of soliciting proxies for the election of the Coalition’s five Nominees.

Securities and Exchange Commission
April 17, 2012

However, the Partnership and the Coalition determined that a possible confrontation with the FRB Staff about the matter would not be in the best interest of the Partnership, the Coalition or potentially other shareholders of the Company.  Accordingly, the Coalition decided to solicit proxies for only the three nominees presented in Amendment No. 3.  With this reduction, we are not seeking the election of a majority of directors and do not believe any reasonable argument could be made that the Partnership has triggered Section 2(a)(2)(B).

We are not aware of any other concerns of the FRB Staff in this context.  However, in connection with our discussion, the FRB Staff did indicate that it did not have any concerns with the Partnership’s prior shareholder activist activities in connection with the Company, and thus we do not believe shareholder activism is a factor that would cause a company to be deemed a bank holding company by the Federal Reserve.

3.
See our last comment above. What is the impact on the coalition if you are deemed a bank holding company and what would you do if this occurred after your nominees  were elected? What would be the impact on Cardinal and other shareholders?

Response:

If the Partnership were deemed to be a bank holding company, it would become subject to regulation by the Federal Reserve under the Act.  Among other things, the Partnership would generally be prohibited from acquiring the voting shares of any company engaged in non-banking activities.  We think we have reduced any risk of being deemed a bank holding company under Section 2(a)(2)(B) by reducing the Nominees from five to three, and thus we have no practical risk of such a determination happening after the Nominees are elected.  In addition, we believe we could successfully challenge any possible determination otherwise by the FRB Staff.  However, if such a determination were made and not successfully challenged, the Partnership would have to divest some of its stock ownership in the Company so that it owned no more than 5% of the Company’s outstanding voting stock or divest itself of its other non-banking investments.

Because the Act only applies to entities like the Partnership, this issue has no impact on the other Coalition members, who are all individuals.  This issue also has no impact on the Company or its other shareholders, or the service by any Nominee who is elected as a director.

4.
If the Federal Reserve has taken a position (or if it has not) on the impact of your decision to reduce the number of your nominees from five to three, please disclose. That is, have you received any assurances from the Federal Reserve that this change will eliminate the concerns regarding bank holding company status?

Securities and Exchange Commission
April 17, 2012

Response:

We have not discussed the reduction in the number of nominees with the FRB Staff, and thus it has not taken any formal position on our decision.  However, during our early telephone conversation with the FRB Staff, it indicated that it would not have a problem if the solicitation were for less than a majority of the directors. Moreover, we were advised yesterday that the FRB Staff decided that it would not provide us any written confirmation (or any other written guidance) with respect to its position that even five Nominees was an issue under Section 2(a)(2)(B).  Although we believe this may indicate that the FRB Staff now sees the weakness in its original position – and how it negatively impacts a shareholder’s fulsome participation in the routine and fundamental corporate democracy process, such as the annual election of directors – we also recognize that the FRB Staff remains willing to use the obscurity around this issue to cause the Partnership to reconsider its position.  Simply stated, we do not believe the FRB Staff is in a position to give any assurances on these issues, and thus we intend to rely on the plain language of Section 2(a)(2)(B) rather than any further oral guidance that the FRB Staff might be willing to provide.

* * * * *

In the event that it may be necessary, the Participants hereby reaffirm, as they previously acknowledged in response to the Staff, that they acknowledge that (i) the Participants are responsible for the adequacy and accuracy of the disclosure in their filing; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Participants’ filing; and (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We are expressly authorized to make the above reaffirmation on behalf of the Participants.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (336) 607-7444 or Matthew S. Chambers at (336) 607-7313.

Thank you for your consideration in this matter.

Sincerely,

/s/ W. Randy Eaddy

W. Randy Eaddy

Enclosures

cc:           Mr. Douglas E. Schaller
Matthew S. Chambers, Esq.